SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Opens Nominations for 2022 PSAPs’ Finest Awards Honoring Emergency Communications Professionals, dated January 4, 2022.
99.2  NICE Named Market Share Leader in Workforce Optimization, dated January 5, 2022.
99.3  City of Detroit 911 to Implement NICE Inform Elite to Improve Service to Citizens and Communities, dated January 6, 2022.
99.4 NICE Actimize ActOne Awarded Inaugural “Best Case Management Solution” Honors by the Canadian RegTech Association, dated January 11, 2022.
99.5 NICE Positioned as the Overall Exemplary Vendor in 2022 Value Index for Agent Management by Ventana Research, dated January 13, 2022.
99.6 NICE Announces NEVA for Collection Adherence, Enabling Organizations to Uphold New Fair Debt Collection Practices Act Requirements, dated January 18, 2022.
99.7  NICE and Magnet Forensics Partner to Digitally Transform Police Case Building and Investigations, dated January 19, 2022.
99.8 NICE Actimize Recognized as Category Winner for Communications Monitoring Innovation in the Chartis 2022 RiskTech100® Rankings, dated January 24, 2022.
99.9 NICE Named Winner in ‘ASTORS’ Awards in Best Investigation and 911 Center Solution Categories for Sixth Consecutive Year, dated January 26, 2022.
99.10 NICE Actimize Honored for Best Anti-Money Laundering Solution by Regulation Asia’s Excellence Awards, dated January 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: February 8, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Opens Nominations for 2022 PSAPs’ Finest Awards Honoring Emergency Communications Professionals, dated January 4, 2022.
99.2 NICE Named Market Share Leader in Workforce Optimization, dated January 5, 2022.
99.3 City of Detroit 911 to Implement NICE Inform Elite to Improve Service to Citizens and Communities, dated January 6, 2022.
99.4 NICE Actimize ActOne Awarded Inaugural “Best Case Management Solution” Honors by the Canadian RegTech Association, dated January 11, 2022.
99.5 NICE Positioned as the Overall Exemplary Vendor in 2022 Value Index for Agent Management by Ventana Research, dated January 13, 2022.
99.6 NICE Announces NEVA for Collection Adherence, Enabling Organizations to Uphold New Fair Debt Collection Practices Act Requirements, dated January 18, 2022.
99.7 NICE and Magnet Forensics Partner to Digitally Transform Police Case Building and Investigations, dated January 19, 2022.
99.8 NICE Actimize Recognized as Category Winner for Communications Monitoring Innovation in the Chartis 2022 RiskTech100® Rankings, dated January 24, 2022.
99.9 NICE Named Winner in ‘ASTORS’ Awards in Best Investigation and 911 Center Solution Categories for Sixth Consecutive Year, dated January 26, 2022.
99.10 NICE Actimize Honored for Best Anti-Money Laundering Solution by Regulation Asia’s Excellence Awards, dated January 31, 2022.